[Capital Lease Funding, Inc. Letterhead]

November 6, 2003

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Capital Lease Funding, Inc.
Registration Statement on Form S-11 (File No. 333-48745)
Application for Withdrawal

Ladies and Gentlemen:

            Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Capital Lease Funding, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-11 (File No. 333-48745), filed with the Commission on March 27, 1998, together with all exhibits and amendments thereto (whether on Form S-11 or S-1) (the “Registration Statement”). The Company hereby confirms that no securities have been sold pursuant to the Registration Statement.

            The Registration Statement was never declared effective and the offering was terminated.

            Please direct any questions you may have regarding this application for withdrawal to Paul C. Hughes ((212) 309-1175) at Hunton & Williams LLP, counsel to the Company, 200 Park Avenue, New York, New York 10166.

Very truly yours,

Capital Lease Funding, Inc.

By:	/s/ Paul H. McDowell

Paul H. McDowell Chief Executive Officer